SEC MAIL PROCESSING RECEIVED MAR - 6 2006 WASH. D.C. 199 SECTION

SE 06008052 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HFI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7710 Carondelet Avenue, Suite 404
(No. and Street)

St. Louis (City) Missouri (State) 63105-3324 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Winkelmann 314-726-1312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

4339 Butler Hill Road (Address) St. Louis (City) Missouri (State) 63128 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 19 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Winkelmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFI Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

PAMELA J. CROFT
My Commission Expires
August 30, 2009
St. Louis County
Commission #05762996

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

Signature

President
Title

Pamela J. Croft
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION WITH INDEPENDENT AUDITORS' REPORT

HFI SECURITIES, INC.

Year Ended December 31, 2005

HFI SECURITIES, INC.

Table of Contents

December 31, 2005

* All customer transactions are cleared through another broker-dealer on a fully-disclosed basis. Accordingly, HFI Securities, Inc. qualifies for the exemptive provision of (k)(2)(ii) of Rule 15c3-3.

** None, as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4339 Butler Hill Road
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Report

The Board of Directors
HFI Securities, Inc.:

We have audited the accompanying statement of financial condition of HFI Securities, Inc. (the Company) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFI Securities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
February 10, 2006

HFI SECURITIES, INC.

Statement of Financial Condition

December 31, 2005

ASSETS

Cash	$	41,378
Deposit with clearing organization (note 2)		53,065
Marketable equity securities, at market value		801
Commissions receivable		28,722
Prepaid expenses		2,505
Total assets	$	126,471

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$	6,375
Due to parent company (note 3)		25,135
Total liabilities		31,510
Commitments and contingencies (notes 6 and 7)		
Stockholder's equity (note 4):		
Common stock, no par value; 30,000 shares authorized, 100 shares issued and outstanding		32,078
Additional paid in capital		50,000
Retained earnings		12,883
Total stockholder's equity		94,961
	$	126,471

See accompanying notes to financial statements.

HFI SECURITIES, INC.

Statement of Income

Year ended December 31, 2005

Revenues:		
Commissions	$	638,277
Other income		16,573
Total revenues		654,850
Expenses:		
Management fees (note 3)		435,000
Clearing and execution expense		125,593
Data and information retrieval services		14,239
Insurance		8,927
Professional fees		6,625
Other expenses		4,605
Total expenses		594,989
Net income from operations		59,861
Unrealized loss on marketable securities		(60)
Net income before taxes		59,801
Income tax expense (note 5)		12,500
Net income	$	47,301

See accompanying notes to financial statements.

HFI SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

	Common stock	Additional paid in capital	Retained earnings	Total
Balance at December 31, 2004	$ 32,078	50,000	10,082	92,160
Net income	–	–	47,301	47,301
Dividends paid	–	–	(44,500)	(44,500)
Balance at December 31, 2005	$ 32,078	50,000	12,883	94,961

See accompanying notes to financial statements.

HFI SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 47,301
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized loss on marketable securities	60
Increase in deposit with clearing organization	(1,205)
Increase in commissions receivable	(6,874)
Decrease in prepaid expenses	168
Increase in due to parent company	4,474
Decrease in accrued expenses	(125)
Net cash provided by operating activities	43,799
Cash flows from financing activities – dividends paid	(44,500)
Net decrease in cash	(701)
Cash at beginning of year	42,079
Cash at end of year	$ 41,378
Supplemental information - cash paid for Federal and state income taxes	$ 12,500

See accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HFI Securities, Inc. (the Company), a wholly-owned subsidiary of Longrow Holdings, Inc. (Longrow), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated under the laws of Missouri in 2000. The Company operates as a fully-disclosed introducing broker and does not maintain customer accounts or securities.

The Company has an agreement (the Agreement) with a clearing broker (the Broker) to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Equity Securities

The Company has invested in equity instruments. The Company's investments in equity securities are carried at estimated fair value based on current market prices. Holding gains and losses on marketable equity securities are included in earnings.

Commissions

Commission income and expenses, as well as related clearing expenses, are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

Income Taxes

The Company is included in the consolidated Federal and state income tax returns of Longrow. Applicable income taxes are computed based on reported income and expenses, adjusted for any permanent differences between reported and taxable income. The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities would be recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities would be measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates would be recognized in the period which includes the enactment date.

NOTE 2 – CLEARING ARRANGEMENT

Pursuant to the Agreement, the Company maintains with the Broker, as collateral against losses due to nonperformance by its customers, a minimum deposit of $50,000.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company operates under a management agreement with Longrow, which provides services to the Company including the use of personnel, office space, and equipment. In exchange for these services, the Company pays to Longrow management fees which are mutually determined by the management of both companies. Management fees amounted to $435,000 during 2005, of which $25,135 was accrued and unpaid at December 31, 2005.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $92,456, which was $87,456 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.34 to 1.

Additionally, pursuant to the Agreement, the Company is required by the Broker to maintain minimum net capital of $75,000.

NOTE 5 – INCOME TAXES

The components of income tax expense for the year ended December 31, 2005 are as follows:

Current:	
Federal	$ 9,000
State	3,500
	$ 12,500

A reconciliation of expected income tax expense computed by applying the Federal statutory rate of 34% to income before applicable income taxes for the year ended December 31, 2005 is as follows:

Expected statutory Federal income tax	$ 20,332
State tax, net of related Federal benefit	2,310
Effect of graduated rates	(10,142)
	$ 12,500

The Company had no differences between the financial statement carrying amounts of its existing assets and liabilities and their respective tax bases at December 31, 2005 which would result in any deferred tax assets or liabilities.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through a clearing broker. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company did not experience any material losses of this nature during 2005.

The Company does not anticipate nonperformance by the customers' counterparties in the normal course of business. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Company management is unaware of any legal matters that may have arisen in the normal course of business which could result in any material liability to the Company.

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

HFI SECURITIES, INC.

Computation of Net Capital Under Rule
15c3-1 of the Securities and Exchange Commission

December 31, 2005

Net capital:		
Total stockholders' equity	$	94,961
Deductions – nonallowable assets – prepaid expenses		(2,505)
Net capital	$	92,456
Aggregate indebtedness:		
Accrued expenses	$	6,375
Due to parent company		25,135
Total aggregate indebtedness	$	31,510
Minimum net capital requirement	$	5,000
Excess net capital	$	87,456
Ratio of aggregate indebtedness to net capital		.34 to 1
Reconciliation with Company's computation of net capital:		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	87,457
Rounding difference		(1)
Net capital per above	$	87,456

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON THE INTERNAL CONTROL STRUCTURE

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4339 Butler Hill Road
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Supplementary Report on Internal Control Structure

The Board of Directors
HFI Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of HFI Securities, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
February 10, 2006